Trans-Orient Updates Boar Hill-1 Wildcat and East Coast Basin Exploration Activity

Vancouver, British Columbia – October 26, 2009: New Zealand-focused exploration company Trans-Orient Petroleum Ltd. (TSX-V: TOZ and OTCBB: TOPLF) announced today that the Company has completed the first-stage 487m (1,600 ft) section of the Boar Hill-1 wildcat well located in the East Coast Basin of New Zealand's North Island. Boar Hill-1 was drilled in two stages in order to provide critical information for the deeper section of the Boar Hill-1 well, and to avoid any potentially problematic surface drilling.

The shallow section of the well has provided some encouraging preliminary data, as drill cuttings “head gas” analysis indicated progressively more oil-rich readings as the well penetrated the Oligocene strata, reaching full depth in the Weber Formation.

The Boar Hill structure is located within the 100% controlled, 1.6 million-acre Petroleum Exploration Permit 38349, and was originally defined by the New Zealand Geological Survey in 1938. These early geological mapping expeditions also noted the existence of oil and gas seeps in the general area of these structures. In 2008, Trans-Orient acquired and re-interpreted a series of modern 2-D seismic lines over the Boar Hill structure, confirming sub-surface correlation to the earlier NZGS surface mapping. The Boar Hill-1 well is located at the crestal peak of the defined structure.

Planning is now underway to drill the main Boar Hill-1 well to fully penetrate the underlying Waipawa Black Shale and Whangai Formation fractured oil-shale source-rocks at an anticipated depth of 1600m (5,250 ft).

Trans-Orient further reports that planning is underway to drill three shallow test wells in order to gather stratigraphic core data in and around the historical Waitangi Hill shallow oil discovery. Drilling in the early part of the last century (1912) reported production of high-quality (500 API) crude oil from a depth of approximately 200m (650 ft). During recent Trans-Orient fieldwork, live oil was observed at the surface in the Waitangi-1 well bore. This oil was analyzed and results indicate the oil was generated from the underlying Whangai Formation, which is both a source-rock and fractured shale reservoir target. The results of these wells will provide further data to assess the potential of both conventional and unconventional exploration in this area. Waitangi Hill is located in the 530,000-acre Petroleum Exploration Permit 38348 in the East Coast Basin and is 100% controlled by Trans-Orient.

Two North American-based engineering firms have independently reviewed the conventional and unconventional potential of Trans-Orient’s properties. In reviewing these properties, Sproule International Ltd. http://www.sproule.com and AJM Petroleum Consultants http://www.ajmpetroleumconsultants.com recognized the Waipawa Black Shale and Whangai Formations as viable shale source-rocks, rich in Total Organic Carbon, that have generated and continue generating oil and gas within these fractured shale formations.

Copies of these reports have been filed on the System for Electronic Document Analysis and Retrieval (“Sedar”) and can be found on Trans-Orient’s website. http://www.transorient.com/reports.asp

Trans-Orient also reports that its announced business combination with Taranaki Basin producer and explorer TAG Oil Ltd. (TSX: TAO), whereby Trans-Orient will become a 100%-controlled subsidiary of TAG, is on schedule to complete by December 15, 2009. TAG is a Taranaki Basin, New Zealand focused producing company that is acquiring a 100% interest in the Cheal oil discovery, exploration acreage and production facilities in the Taranaki Basin, New Zealand.

Contact:
Garth Johnson
1.604.682.6496
Website:
http://www.transorient.com/

Forward-Looking Statements:

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future operations, undiscovered hydrocarbon resource potential, exploration, potential reservoirs, prospects, leads and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results may differ materially from those in the forward-looking statements due to factors such as market prices, farm-outs, relinquishments, exploration successes, changes in exploration plans, continued availability of capital and financing, and general economic, market, political or business conditions. Please see our public filings at www.sedar.com for further information.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.